Exhibit 21.1

AXONICS MODULATION TECHNOLOGIES, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Axonics Europe, S.A.S.	France
Axonics Modulation Technologies, U.K. Limited	England and Wales
Axonics Modulation Technologies Australia Pty Ltd	Australia